United States Securities and Exchange Commission
                              Washington, DC 20549

                                   FORM N-54A

     NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE
            INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION
                                54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:                                       InDigiNet, Inc.

Address of Principal Business Office:       5000 Birch Street, Suite 3000
                                            Newport Beach, California 92660

Telephone Number (including area code):     (949) 476-3711

Name and Address of Agent for               Mark Ellis
Service of Process:                         c/o InDigiNet, Inc.
                                            5000 Birch Street, Suite 3000
                                            Newport Beach, California 92660

Check one of the following:

|X| The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: File No. 000-32333.

|_| The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

|_| The file number of the registration as an investment company pursuant to
Section 8(a) of the Act, if any, of the company: None

|_| The file number of the registration as an investment company pursuant to
Section 8(a) of the Act, if any, of any subsidiary of the company: None

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Florida and with its principal place of business in California; that it will be operated for the purposes of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this Notification of Election to be Subject to Sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Newport Beach and State of California on this 23rd day of November, 2004.


InDigiNet, Inc.

By: /s/ Mark Ellis
    --------------------------------------
    Mark Ellis, Chief Executive Officer